UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of                   May                   , 20 05

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 2, 2005	By	/s/ Rochiman Sukarno

(Signature)
ROCHIMAN SUKARNO Head of Investor Relation

PRESS RELEASE

No. TEL.112/PR000/UH1/2005

TELKOM FILED ITS END YEAR RESULT AUDITED 2004 AND
FIRST QUARTER UNAUDITED 2005 FINANCIAL REPORTS

Jakarta, May 02, 2005 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its audited consolidated year end 2004 and un-audited consolidated first quarter 2005 financial reports to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.

Copies of both balance sheets and income statements are attached to this Press Release. For the complete please visit www.telkom-indonesia.com

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:    62-21-5215109
Fax:  61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003	2004
	Notes	Rp	Rp	US$ (Note 3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,5,47	5,094,472	4,856,123	522,726
Temporary investments	2c,2g,47	4,006	19,949	2,147
Trade accounts receivable	2c,2h,6,47
Related parties — net of allowance for doubtful accounts of Rp110,932 million in 2003, and Rp64,928 million in 2004		410,923	419,104	45,113
Third parties — net of allowance for doubtful accounts of Rp332,960 million in 2003, and Rp457,138 million in 2004		2,422,005	2,899,999	312,164
Other accounts receivable — net of allowance for doubtful accounts of Rp45,544 million in 2003, and Rp9,236 million in 2004	2c,2h,47	170,121	55,769	6,003
Inventories — net of allowance for obsolescence of Rp40,489 million in 2003, and Rp54,733 million in 2004	2i,7	154,003	203,085	21,861
Prepaid expenses	2c,2j,8,47	429,695	628,069	67,607
Prepaid taxes	41a	212,282	77,228	8,313
Other current assets	2c,9,47	45,083	44,608	4,802

Total Current Assets		8,942,590	9,203,934	990,736

NON-CURRENT ASSETS
Long-term investments — net	2g,10	64,648	82,613	8,893
Property, plant and equipment — net of accumulated depreciation of Rp23,581,559 million in 2003, and Rp29,297,163 million in 2004	2k,2l,11	34,775,140	39,572,099	4,259,645
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp791,645 million in 2003, and Rp694,570 million in 2004	2m,12,50	305,041	499,127	53,727
Prepaid pension benefit costs	2q,44	288,222	91,262	9,824
Advances and other non-current assets	2c,13,47	175,954	1,372,351	147,723
Goodwill and other intangible assets — net of accumulated amortization of Rp973,704 million in 2003, and Rp1,846,034 million in 2004	1c,2d,14	5,144,050	5,411,425	582,500
Advance payments for investments in shares of stock	4f	65,458	—	—
Escrow accounts	15	522,146	36,281	3,905

Total Non-current Assets		41,340,659	47,065,158	5,066,217

TOTAL ASSETS		50,283,249	56,269,092	6,056,953

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2003	2004
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,16,47
Related parties		657,478	643,094	69,224
Third parties		3,109,854	3,611,456	388,747
Other accounts payable		187,938	5,073	546
Taxes payable	2s,41b	1,513,038	1,592,479	171,419
Dividends payable		3,779	62,689	6,748
Accrued expenses	2c,17,47	1,185,210	1,051,366	113,172
Unearned income	18	763,211	1,030,000	110,872
Advances from customers and suppliers	19	268,148	278,430	29,971
Short-term bank loans	2c,20,47	37,642	1,101,633	118,583
Current maturities of long-term liabilities	2c,21,47	3,443,516	2,300,822	247,667

Total Current Liabilities		11,169,814	11,677,042	1,256,949

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41e	3,546,770	3,352,171	360,836
Unearned income on revenue-sharing arrangements	2m,12,50	111,732	360,332	38,787
Unearned initial investor payments under joint operation schemes	2n,49	31,584	20,453	2,202
Provision for long service awards	2c,2r,45,47	491,037	572,303	61,604
Provision for post-retirement benefits	2c,2r,46,47	2,063,524	1,841,146	198,186
Accrued pension and other post-retirement benefits costs	2q,44b,44d	13,239	32,007	3,445
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,22,47	6,858,910	5,363,283	577,318
Notes and bonds	23	2,102,502	2,331,465	250,965
Bank loans	2c,24,47	2,115,797	1,775,799	191,152
Liabilities of business acquisitions	25	746,974	3,743,317	402,940
Suppliers’ credit loans	26	671	—	—
Bridging loan	27	510	—	—
Other long-term debt		9,153	—	—

Total Non-current Liabilities		18,092,403	19,392,276	2,087,435

MINORITY INTEREST	28	3,708,155	4,938,432	531,586

STOCKHOLDERS’ EQUITY
Capital stock1) — Rp250 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,29	5,040,000	5,040,000	542,519
Additional paid-in capital	30	1,073,333	1,073,333	115,536
Difference in value of restructuring transactions between entities under common control	31	(7,288,271)	(7,288,271)	(784,529)
Difference due to change of equity in associated companies	2g	385,595	385,595	41,506
Unrealized holding gain on available-for-sale securities	2g	—	884	95
Translation adjustment	2g	224,232	229,595	24,714
Retained earnings
Appropriated		1,559,068	1,680,813	180,927
Unappropriated		16,318,920	19,139,393	2,060,215

Total Stockholders’ Equity		17,312,877	20,261,342	2,180,983

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		50,283,249	56,269,092	6,056,953

1)	The prior year’s authorized, issued and fully paid capital stock and par value amounts have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004.

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2002	2003	2004
	Notes	Rp	Rp	Rp	US$ (Note 3)

OPERATING REVENUES
Telephone	2p,32
Fixed lines		7,264,099	8,896,865	10,645,021	1,145,858
Cellular		6,226,801	8,458,830	10,421,298	1,121,776
Interconnection	2p,33,47	2,831,334	4,162,148	6,187,981	666,091
Joint operation schemes	2n,34,49	2,128,145	1,486,307	656,614	70,680
Data and Internet	35	1,551,626	3,108,562	4,808,742	517,626
Network	36	316,098	517,865	654,309	70,432
Revenue-sharing arrangements	2m,37,50	263,754	258,464	280,576	30,202
Other telecommunications services		220,961	226,882	293,225	31,564

Total Operating Revenues		20,802,818	27,115,923	33,947,766	3,654,229

OPERATING EXPENSES
Personnel	38	4,387,568	4,440,096	5,570,778	599,653
Depreciation	2k,2l,2m,11,12	3,473,370	4,779,520	6,438,557	693,063
Operations, maintenance and telecommunication services	39	2,290,219	3,338,693	4,529,587	487,577
General and administrative	40	1,146,294	2,078,777	2,599,847	279,854
Marketing		375,152	502,898	881,930	94,933

Total Operating Expenses		11,672,603	15,139,984	20,020,699	2,155,080

OPERATING INCOME		9,130,215	11,975,939	13,927,067	1,499,149

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel		3,196,380	—	—	—
Interest income	47	479,802	366,024	317,941	34,224
Interest expense	47	(1,582,750)	(1,383,446)	(1,270,136)	(136,721)
Gain (loss) on foreign exchange — net	2e	556,613	126,121	(1,220,760)	(131,406)
Equity in net income of associated companies	2g,10	4,598	2,819	3,420	368
Others — net		(35,956)	364,338	331,050	35,635

Other income (charges) — net		2,618,687	(524,144)	(1,838,485)	(197,900)

INCOME BEFORE TAX		11,748,902	11,451,795	12,088,582	1,301,249

TAX EXPENSE	2s,41c
Current tax		(2,747,762)	(3,791,280)	(4,267,111)	(459,323)
Deferred tax		(151,209)	(69,810)	264,039	28,422

		(2,898,971)	(3,861,090)	(4,003,072)	(430,901)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,849,931	7,590,705	8,085,510	870,348

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	28	(810,222)	(1,503,478)	(1,956,301)	(210,581)

NET INCOME		8,039,709	6,087,227	6,129,209	659,767

BASIC EARNINGS PER SHARE 1)	2t,42
Net income per share		398.80	301.95	304.03	0.03

Net income per ADS (40 Series B shares per ADS)		15,951.80	12,077.83	12,161.13	1.20

1)	The prior years’ basic earnings per share have been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004.

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference due
				transactions	to change		Unrealized
			Additional	between	of equity		holding loss			Total
		Capital	paid-in	entities under	in associated	Translation	on available-for-	Retained earnings		stockholders’
Description	Notes	stock	capital	common control	companies	adjustment	sale securities	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2002		5,040,000	1,073,333	(6,992,233)	489,178	256,674	(207)	320,392	8,893,824	9,080,961

Foreign currency translation of CSM	2g	—	—	—	—	(21,009)	—	—	—	(21,009)

Sale of investment in mutual fund Reksa Dana Seruni		—	—	—	—	—	207	—	—	207

Acquisition of Pramindo	4b	—	—	(296,038)	—	—	—	—	—	(296,038)

Realized difference due to change of equity in associated companies as the result of sale of 12.72% of Telkomsel	1c	—	—	—	(65,158)	—	—	—	—	(65,158)

Resolved during the Annual General Meeting of the Stockholders on June 21, 2002:
Declaration of cash dividends	43	—	—	—	—	—	—	—	(2,125,055)	(2,125,055)
Appropriation for general reserve	43	—	—	—	—	—	—	425,012	(425,012)	—

Net income for the year		—	—	—	—	—	—	—	8,039,709	8,039,709

Balance as of December 31, 2002		5,040,000	1,073,333	(7,288,271)	424,020	235,665	—	745,404	14,383,466	14,613,617

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change
			Additional	between	of equity				Total
		Capital	paid-in	entities under	in associated	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	common control	companies	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2003		5,040,000	1,073,333	(7,288,271)	424,020	235,665	745,404	14,383,466	14,613,617

Realized difference due to change of equity in associated companies as the result of disposal of investment in Metrosel	10	—	—	—	(38,425)	—	—	—	(38,425)

Foreign currency translation of CSM	2g,10	—	—	—	—	(11,433)	—	—	(11,433)

Resolved during the Annual General Meeting of the Stockholders on May 9, 2003
Declaration of cash dividends	43	—	—	—	—	—	—	(3,338,109)	(3,338,109)
Appropriation for general reserve	43	—	—	—	—	—	813,664	(813,664)	—

Net income for the year		—	—	—	—	—	—	6,087,227	6,087,227

Balance as of December 31, 2003		5,040,000	1,073,333	(7,288,271)	385,595	224,232	1,559,068	16,318,920	17,312,877

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between	of equity	holding gain on				Total
		Capital	paid-in	entities under	in associated	available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	common control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,920	17,312,877

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	884	—	—	—	884

Foreign currency translation of CSM	2g,10	—	—	—	—	—	5,363	—	—	5,363

Resolved during the Annual General Meeting of the Stockholders on July 30, 2004
Declaration of cash dividends	43	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	43	—	—	—	—	—	—	121,745	(121,745)	—

Declaration of interim cash dividends	43	—	—	—	—	—	—	—	(143,377)	(143,377)

Net income for the year		—	—	—	—	—	—	—	6,129,209	6,129,209

Balance as of December 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2002	2003	2004
	Rp	Rp	Rp	US$ (Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	7,230,394	8,201,928	10,084,558	1,085,528
Cellular	7,098,585	8,925,503	10,497,763	1,130,007
Joint operation schemes	1,577,976	1,195,563	547,487	58,933
Interconnection — net	1,697,073	4,203,802	5,766,444	620,715
Other services	1,132,077	3,932,084	6,663,500	717,277

Total cash receipts from operating revenues	18,736,105	26,458,880	33,559,752	3,612,460
Cash payments for operating expenses	(5,800,470)	(8,861,797)	(12,270,643)	(1,320,844)

Cash generated from operations	12,935,635	17,597,083	21,289,109	2,291,616

Interest received	480,288	369,982	321,677	34,626
Income tax paid	(1,914,895)	(3,905,317)	(4,132,359)	(444,818)
Interest paid	(900,660)	(1,178,332)	(1,348,919)	(145,201)
Cash receipt (refund) from/to customers and advances	264,105	(30,884)	(78,028)	(8,399)

Net Cash Provided by Operating Activities	10,864,473	12,852,532	16,051,480	1,727,824

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,497,883	1,895,199	285,264	30,707
Proceeds from sale of property, plant and equipment	204,008	255,750	67,196	7,233
Purchase of marketable securities and placements in time deposits	(2,222,175)	(679,500)	(404,268)	(43,516)
Sale of 12.72% of Telkomsel	3,948,945	—	—	—
Payment for cross-ownership transactions	(2,406,309)	—	—	—
Acquisition of businesses, net of cash acquired	(243,561)	141,985	(27,797)	(2,992)
Acquisition of property, plant and equipment	(6,625,292)	(9,007,186)	(8,568,862)	(922,375)
Payment of advances for the purchase of property, plant and equipment	—	—	(1,063,382)	(114,465)
Decrease in advances and others	71,569	96,830	123,026	13,243
Payments of advances for investments in shares of stock	(230,223)	(14,338)	—	—
Acquisition of long-term investments	(37,607)	—	(9,290)	(1,000)
Sale of long-term investments	—	5,398	—	—
Acquisition of intangible assets	(7,213)	—	—	—

Net Cash Used in Investing Activities	(6,049,975)	(7,305,862)	(9,598,113)	(1,033,165)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for debt issuance cost	(53,915)	—	(2,394)	(258)
Proceeds from bonds	2,365,314	—	—	—
Proceeds from Medium-term Notes	—	—	1,080,000	116,254
Repayments of long-term liabilities	(2,493,738)	(1,536,941)	(5,963,659)	(641,944)
Repayments of promissory notes	(771,066)	(1,513,064)	(1,637,917)	(176,310)
Cash dividends paid	(2,327,458)	(3,738,586)	(3,811,591)	(410,290)
(Increase) decrease in escrow accounts	(126,848)	(224,219)	485,866	52,300
Redemption of Telkomsel’s notes	—	(160,509)	(504,101)	(54,263)
Proceeds from borrowings	737,495	995,903	3,448,931	371,252

Net Cash Used in Financing Activities	(2,670,216)	(6,177,416)	(6,904,865)	(743,259)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,144,282	(630,746)	(451,498)	(48,600)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(89,425)	26,148	213,149	22,944

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,644,213	5,699,070	5,094,472	548,382

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,699,070	5,094,472	4,856,123	522,726

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2002	2003	2004
	Rp	Rp	Rp	US$ (Note 3)

SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debt	480,756	536,248	—	—
Payment of insurance premium through the incurrence of long-term debt	—	81,186	11,658	1,255
Conversion of receivables to long-term investments	—	13,500	—	—
Acquisition of subsidiary through the issuance of Promissory Notes	3,329,004	927,273	—	—
Acquisition of minority interest through the issuance of Promissory Notes	—	—	126,692	13,637
Acquisition of business through the incurrence of long-term liability	—	—	3,257,566	350,653

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2004 AND 2005

(Amounts in millions, except share data)

		2004	2005
	Notes	Rp	Rp	US$ (Note 3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,5,47	5,168,914	6,180,470	651
Temporary investments	2c,2g,47	—	46,220	5
Trade accounts receivable	2c,2h,6,47
Related parties — net of allowance for doubtful accounts of Rp82,804 in 2004, and Rp99,523 in 2005		676,908	678,393	72
Third parties — net of allowance for doubtful accounts of Rp413,726 in 2004 and Rp508,301 in 2005		2,895,600	3,200,061	337
Other accounts receivable — net of allowance for doubtful accounts of Rp55,737 in 2004 and Rp14,553 in 2004	2c,2h,47	38,150	54,731	6
Inventories — net of allowance for obsolescence of Rp40,414 in 2004 and Rp56,940 in 2005	2i,7	177,598	172,343	18
Prepaid expenses	2c,2j,8,47	643,390	995,512	105
Prepaid taxes	41a	90,654	68,605	7
Other current assets	2c,9,47	40,534	44,455	5

Total Current Assets		9,731,748	11,440,790	1,206

NON-CURRENT ASSETS
Long-term investments — net	2g,10	136,741	85,389	9
Property, plant and equipment — net of accumulated depreciation of Rp26,497,621 in 2004 and Rp30,879,083 in 2005	2k,2l,11	36,307,769	39,732,501	4,189
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp809,772 in 2004 and Rp668,053 in 2005	2m,12,50	286,914	468,293	49
Prepaid pension cost	2q,44	233,563	69,387	7
Advances and other non-current assets	2c,13,47	288,645	1,432,433	151
Goodwill and other intangible assets — net of accumulated amortization of Rp1,182,787 in 2004 and Rp2,075,572 in 2005	1c,2d,14	5,843,560	5,181,887	546
Advance payments for investment in shares of stock	4f	65,458	—	—
Escrow account	15	250,409	59,325	6

Total Non-current Assets		43,413,059	47,029,215	4,957

TOTAL ASSETS		53,144,807	58,470,005	6,163

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2004 AND 2005

(Amounts in millions, except share data)

		2004	2005
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,16,47
Related parties		623,367	951,699	100
Third parties		2,331,355	2,780,341	293
Other accounts payable		61,188	133,142	14
Taxes payable	2s,41b	714,840	1,276,180	134
Dividends payable		11,799	62,690	7
Accrued expenses	2c,17,47	1,775,433	1,757,707	185
Unearned income	18	755,059	1,089,655	115
Advances from customers and suppliers	19	427,791	413,855	44
Short-term bank loans	2c,20,47	1,037,644	1,109,153	117
Current maturities of long-term liabilities	2c,21,47	2,358,319	3,043,517	321

Total Current Liabilities		10,096,795	12,617,939	1,330

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41e	3,515,565	3,063,582	323
Unearned income on revenue-sharing arrangements	2m,13,50	111,184	333,842	35
Unearned initial investor payments under joint operation scheme	2n,34,49	28,497	19,330	2
Provision for long service award	2r,45	512,954	584,720	62
Provision for post-retirement health care benefits	2r,46	2,007,930	1,857,813	196
Provision for other post-retirement benefits		11,402	21,677	2
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,22,47	6,495,522	5,241,761	553
Notes and bonds	23	1,761,501	1,596,167	168
Bank loans	2c,24,47	2,138,446	2,026,238	213
Liabilities for acquisition of business	25	3,766,407	3,592,182	379
Suppliers’ credit loans	26	680	—	—
Bridging loan	27	517	—	—
Other long-term debt		9,378	—	—

Total Non-current Liabilities		20,359,983	18,337,312	1,933

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	28	3,724,385	5,549,979	585

EQUITY
Capital stock — Rp250 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	29	5,040,000	5,040,000	531
Additional paid-in capital	30	1,073,333	1,073,333	113
Difference in value of restructuring transactions between entities under common control	31	(7,288,271)	(7,288,271)	(768)
Difference due to change of equity in associated companies	2g	385,595	385,595	41
Unrealized loss on decline in value of securities	2e	—	1,290	—
Translation adjustment		224,232	229,595	24
Retained earnings
Appropriated		1,559,068	1,680,813	177
Unappropriated		17,969,687	20,842,420	2,197

Total Equity		18,963,644	21,964,775	2,315

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		53,144,807	58,470,005	6,163

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED MARCH 31, 2004 AND 2005

(Amounts in millions, except share and per ADS data)

		2004	2005
	Notes	Rp	Rp	US$ (Note 3)

OPERATING REVENUES
Telephone	2p,32
Fixed lines		2,628,041	2,727,068	287
Cellular		2,449,493	3,019,873	318
Interconnection	2p,33,47	1,335,802	1,848,186	195
Joint operation schemes	2n,34,49	94,807	166,746	18
Data and Internet	35	1,009,452	1,419,869	150
Network	36	120,726	108,955	11
Revenue-sharing arrangements	2m,37,50	59,173	29,897	3
Other telecommunications services		58,801	26,299	3

Total Operating Revenues		7,756,295	9,346,893	985

OPERATING EXPENSES
Personnel	38	1,384,220	2,067,943	218
Depreciation	2k,2l,2m,11,12	1,500,998	1,559,218	164
Operations, maintenance and telecommunication services	39	955,204	1,268,444	134
General and administrative	40	532,423	577,012	61
Marketing		166,096	179,621	19

Total Operating Expenses		4,538,941	5,652,238	596

OPERATING INCOME		3,217,354	3,694,655	389

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel		—	—	—
Interest income	47	53,799	57,295	6
Interest expense	47	(333,734)	(312,807)	(33)
Gain (loss) on foreign exchange — net	2e	(50,470)	(176,382)	(19)
Equity in net income (loss) of associated companies	2g,10	18	2,778	—
Others — net		113,820	129,027	14

Other income (charges) — net		(216,567)	(300,089)	(32)

INCOME BEFORE TAX		3,000,787	3,394,566	357

TAX EXPENSE	2s,41e
Current tax		(946,668)	(1,347,588)	(142)
Deferred tax		31,007	288,500	30

		(915,661)	(1,059,088)	(112)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		2,085,126	2,335,478	245

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	28	(434,359)	(632,451)	(67)

NET INCOME		1,650,767	1,703,027	178

BASIC EARNINGS PER SHARE	2t,42
Net income per share		81.88	84.48	0.01

Net income per ADS (40 Series B shares per ADS)		3,275.33	3,379.14	0.36

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD ENDED MARCH 31, 2004 AND 2005

(Amounts in millions)

				Difference in
				value of
				restructuring	Difference due		Unrealized
				transactions	to change		gain
			Additional	between	of equity		on decline in			Total
		Capital	paid-in	entities under	in associated	Translation	value of	Retained earnings		stockholders’
Description	Notes	stock	capital	common control	companies	adjustments	securities	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005		5,040,000	1,073,333	(7,288,271)	385,595	229,595	884	1,680,813	19,139,393	20,261,342

Unrealized gain on decline in value of securities		—	—	—	—	—	406	—	—	406

Net income for the year		—	—	—	—	—	—	—	1,703,027	1,703,027

Balance as of March 31, 2005		5,040,000	1,073,333	(7,288,271)	385,595	229,595	1,290	1,680,813	20,842,420	21,964,775

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE PERIOD ENDED MARCH 31, 2004 AND 2005
(Amounts in millions)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change		Unrealized
			Additional	between	of equity		loss on			Total
		Capital	paid-in	entities under	in associated	Translation	investment	Retained earnings		stockholders’
Description	Notes	stock	capital	common control	companies	adjustments	in securities	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	224,232	—	1,559,068	16,318,920	17,312,877

Net income for the year		—	—	—	—	—	—	—	1,650,767	1,650,767

Balance as of March 31, 2004		5,040,000	1,073,333	(7,288,271)	385,595	224,232	—	1,559,068	17,969,687	18,963,644

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2004 AND 2005

(Amounts in millions)

	2004	2005
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues Telephone and interconnection — net
Fixed lines	2,455,558	2,677,841	288
Cellular	2,066,558	3,019,537	326
Joint operation scheme	79,687	239,204	26
Interconnection — net	1,534,187	1,727,858	186
Other services	874,718	1,545,020	166

Total cash receipts from operating revenues	7,010,708	9,209,460	992
Cash payments for operating expenses	(2,220,604)	(2,824,119)	(304)

Cash generated from operations	4,790,104	6,385,341	688

Interest received	54,190	57,492	6
Income tax payments	(1,873,559)	(1,800,340)	(194)
Interest paid	(315,641)	(190,894)	(21)
Cash receipt (refund) from/to customers and advances	84,489	135,425	15

Net Cash Provided by Operating Activities	2,739,583	4,587,024	494

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	2,719	5,312	1
Purchase of marketable securities and placements in time deposits	—	(25,865)	(3)
Acquisition of businesses, net of cash acquired	—	168,171	18
Acquisition of property, plant and equipment	(1,489,239)	(2,583,361)	(278)
Decrease in advances and others	112,021	66,945	7

Net Cash Used in Investing Activities	(1,374,499)	(2,368,798)	(255)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment for debt issuance cost	(520,234)	(1,039,143)	(112)
Repayments of promissory notes	(1,582,618)	—	—
Cash dividends paid	8,019	—	—
Increase in escrow accounts	(271,738)	(23,045)	(2)
Receipts from loan	1,159,706	299,867	32

Net Cash Used in Financing Activities	(1,206,865)	(762,321)	(82)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	158,219	1,455,905	157

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	13,015	(131,559)	(14)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,997,680	4,856,124	523

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,168,914	6,180,470	666

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(Amounts in millions)

	2002	2003	2004
	Rp	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debts	480,756	536,248	3,184,874	343
Increase in intangible assets through incurrence of long term debt	—	—	1,047,980	113
Payment of insurance premium through the incurrence of long-term debts	—	81,186	11,658	1
Increase in property and equipment through lease liabilities	—	—	—	—
Capitalization of borrowing costs during construction:
Losses (gains) on foreign exchange, net	(27,568)	—	74,283	8
Interest	20,108	22,925	57,690	6
Conversion of receivables to long-term investments	—	13,500	—	—
Acquisition of subsidiary through the issuance of Promissory Notes	3,329,004	927,273	—	—

See accompanying notes to consolidated financial statements, which are an integral part of the consolidated financial statements.